					EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)
	Years ended September 30
	2008	2009	2010	2011	2012
EARNINGS
Income (loss) from continuing operations	$87	$(240)	$88	$56	$38
Income tax expense (benefit)	30	(83)	(13)	(53)	(52)
Interest expense	9	163	117	105	197
Interest portion of rental expense	20	25	26	25	28
Amortization of deferred debt expense	—	52	81	26	54
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(10)	1	(2)	(12)	(32)
	$136	$(82)	$297	$147	$233
FIXED CHARGES
Interest expense	$9	$163	$117	$105	$197
Interest portion of rental expense	20	25	26	25	28
Amortization of deferred debt expense	—	52	81	26	54
Capitalized interest	—	3	2	—	1
	$29	$243	$226	$156	$280
RATIO OF EARNINGS TO FIXED CHARGES	4.69	(A)	1.31	(B)	(C)
(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $47 million would have been required for the year ended September 30, 2012.